UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden Hours per response . . . . 11

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

F5 NETWORKS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

315616102

(CUSIP Number)

September 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 315616102		13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard C. Hedreeen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares
	6	SHARED VOTING POWER 1,295,174 shares (1)
	7	SOLE DISPOSITIVE POWER -0- shares
	8	SHARED DISPOSITIVE POWER 1,295,174 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,174 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON* IN

(1) (1) Directly owned by Hedreen Joint Venture ("HJV"). Richard C. Hedreen is HJV's sole manager and, therefore, has voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP NO. 315616102		13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Hedreen Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares
	6	SHARED VOTING POWER 1,295,174 shares (1)
	7	SOLE DISPOSITIVE POWER -0- shares
	8	SHARED DISPOSITIVE POWER 1,295,174 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,174 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON* CO

(1) Directly owned by Hedreen Joint Venture ("HJV"). Richard C. Hedreen is HJV's sole manager and, therefore, has voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: F5 NETWORKS, INC.

Item 1 (b). Address of Issuer's Principal Executive Offices:

401 Elliott Avenue West, Suite 500

Seattle, WA 98119

Item 2 (a). Name of Person Filing: Richard C. Hedreen and Hedreen Joint Venture

Item 2 (b). Address of Principal Business Office or, if none, Residence:

P. O. Box 9006

Seattle, Washington 98109

Hedreen Joint Venture is organized under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities: Common Stock, no par value per share

Item 2 (e). CUSIP No: 315616102

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4. Ownership

(a) Amount Beneficially Owned: 1,295,174 shares (1)

(b) Percent of Class: 4.8% (1)

(c) Number of Shares as to which Such Person has:

(i) sole power to vote or to direct the vote -0- shares

(ii) shared power to vote or to direct the vote 1,295,174 shares (1)

(iii) sole power to dispose or to direct the disposition of -0- shares

(iv) shared power to dispose or to direct the disposition of 1,295,174 shares (1)

___________________________________________

(1) Percentages are based upon 26,960,844 shares of common stock outstanding as of August 5, 2003, as reported in the issuer's quarterly report for the quarterly period ended June 30, 2003 filed on Form 10-Q with the Securities and Exchange Commission on August 13, 2003. Shares are directly owned by Hedreen Joint Venture ("HJV"). Richard C. Hedreen is HJV's sole manager and, therefore, has voting and dispositive power with respect to such shares.

.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003 By:

By: /s/ Richard C. Hedreen

Richard C. Hedreen

HEDREEN JOINT VENTURE

September 5, 2003 By:

By: /s/ Richard C. Hedreen

Richard C. Hedreen, its Manager

EXHIBIT INDEX
Exhibit	Description
99.1	Joint Filing Agreement Incorporated by reference to Form 13G filing dated July 9, 2002

EXHIBIT 99.1

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

September 5, 2003

By: /s/ Richard C. Hedreen

Richard C. Hedreen

HEDREEN JOINT VENTURE

By: /s/ Richard C. Hedreen

Richard C. Hedreen, its Manager